Caledonia Mining 2011 Fourth Quarter and Annual Results and Notification of
Management Conference Call

Toronto, Ontario – March 30, 2012: Caledonia Mining Corporation (the “Company”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL) is pleased to announce its operating and financial results for the fourth quarter 2011 (“Q4” or the “Quarter”) and the twelve months to December 31, 2011, which are reported below in Canadian dollars unless otherwise indicated.

Operational Highlights for the Blanket Mine in Zimbabwe

•
Gold produced in Q4 was 10,533oz, an increase of 8.1% on the 9,743oz produced in Q3 2011 (the “preceding quarter”) and a 69% increase on the 6,227oz produced in Q4 of 2010 (the “comparative quarter”). This was the seventh consecutive quarterly increase in production.

•	Total 2011 gold production increased by 102% to 35,826oz, (2010: 17,707oz).

•
Cash operating costs in Q4 substantially reduced to US$521 per ounce of gold produced compared to US$583 in the preceding quarter and US$791 in the comparative quarter. Cash costs for the full year were US$581 per ounce compared to US$751 in 2010.

Financial Highlights

•
Gross profit (i.e. after depreciation and amortization but before administrative expenses) for Q4 was $9,012,000 compared to $9,364,000 in the preceding quarter and $3,345,000 in the comparative quarter.

•	Gross profit for the year increased by 358% to $29,115,000, (2010: $6,360,000).

•	Average price received per ounce of gold sold during Q4 was US$1,681 compared to US$1,740 in the preceding quarter and US$1,384 in the comparative quarter.

•	Average price received per ounce of gold sold during 2011 was US$1,577 compared to US$1,273 in 2010.

•
Net profit after income taxes for 2011 was $12,130,000 compared to $1,455,000 in 2010. The 2011 net profit includes an impairment of $3,884,000 in respect of the Rooipoort PGE asset because, despite the timely application for the renewal of the prospecting rights, no rights have been issued.

•	Adjusted basic earnings per share for 2011 (excluding the Rooipoort impairment and foreign exchange profit) was 3.14 cents per share – a fourteen-fold increase on 2010.

•	Cash and cash equivalents at December 31, 2011 of $9,686,000 compared to $6,847,000 at September 30, 2011 and $1,145,000 at December 31, 2010.

•	Cash flow from operations in 2011 before capital investment was $17,428,000 (2010: $6,611,000).

•
During Q4 Blanket made payments in respect of direct and indirect taxes, royalties, licence fees, levies and other payments to the Government of Zimbabwe totalling US$5,024,000 compared to US$3,847,000 in the preceding quarter, and US$761,000 in the comparative quarter.  The total of such payments in 2011 was $13,614,000 (2010: $2,236,000).

Other Highlights

•
During 2011 Caledonia carried out a 5-hole diamond drilling programme on its wholly owned Nama copper/cobalt property in northern Zambia. On March 12, 2012 Caledonia announced the summary of the results of this 2011 exploration programme which has identified a new mineralised zone with a weighted average copper grade of 0.47%, a weighted average thickness of 41 metres and at a depth of 280 to 450 metres.  A sufficiently large resource at shallow depth could provide the basis for a future open-pit mining operation. A further exploration programme has now commenced comprising 8,400 metres of drilling.

•
On February 20, 2012, Caledonia announced it had signed a Memorandum of Understanding with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which Caledonia has agreed that Indigenous Zimbabweans will acquire an effective 51% ownership interest of the Blanket Mine for a paid transactional value of US$30.09 million.

Commenting on Caledonia’s performance, Stefan Hayden, President and CEO, said: “I am delighted to report that the fourth quarter of 2011 was the culmination of a highly successful year for Caledonia, during which gold production at the Blanket Mine in Zimbabwe more than doubled. Production has now increased in each of the last seven quarters. In the fourth quarter of 2011 10,533 ounces of gold were produced, which exceeded our quarterly production target of 10,000 ounces.  In addition, the cash cost of production was significantly reduced for the year as a whole to US$581/oz, compared to US$751/oz in 2010.  In the fourth quarter alone, the cash cost of production was further lowered to US$521/oz. This reduction, which is in line with our earlier guidance, was due to improved operating efficiency and the benefits of economies of scale.  I believe that Blanket Mine is now one of the most efficient and lowest cost gold producers in Africa.

“In February 2012, Caledonia signed a MoU with the Government of Zimbabwe regarding the indigenisation of the Blanket Mine.  We are working hard on the various transactions envisaged in this MoU which we hope will be implemented during the second quarter of 2012.

“At the Caledonia level, the strong operating performance from Blanket was diluted by the cost of extracting dividends from Zimbabwe.

“Elsewhere, at the Nama base metals project in Zambia, the 2011 exploration programme identified an exciting new copper-bearing mineralised zone.  Further exploration on the identified mineralised zone has commenced.  The costs of these drilling programmes will be fully funded from current cash resources.

“Looking forward, once indigenisation has been implemented, Blanket will be financially and strategically well-positioned to progress its exploration and development projects.  Depending on the outcome of these projects, Blanket may, in due course, be able to increase production above 40,000 ounces of gold per annum.  The Blanket crushing and metallurgical plant has surplus capacity and any incremental ore could be treated without any requirement for new investment.  I am also hopeful that the further exploration work at Nama will indicate the potential existence of a significant copper deposit.”

Caledonia management will host a conference call starting at 10.00 (EDT) on April 2, 2012.  Please dial-in 10 minutes beforehand and quote the conference ID number: 571306#.

Canadian Toll-free Number*: + 1 866 561 8617
USA Toll-free Number*:+ 1 866 928 6049
UK Toll-free Number*:+44 (0)800 368 1950
International Access Number: +44 (0)20 3140 0668
Canadian Toll Number: +1 416 915 9520
USA Toll Number: +1 631 510 7490

*If you are calling from a mobile phone your provider may charge you when connected to the toll-free numbers.

For more information, please contact:

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited John Prior / Sebastian Jones Tel: + 44 20 7523 8350

Newgate Threadneedle Josh Royston /Beth Harris/Terry Garrett Tel: +44 20 7653 9850	CHF Investor Relations Stephanie Fitzgerald Tel : +1 416 868 1079 x 222 stephanie@chfir.com

Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at
www.caledoniamining.com

Consolidated Statement of Comprehensive Income
(In thousands of Canadian dollars except per share amounts)

	For the 3 months ended Dec 31		For the 12 months ended Dec 31
	2011	2010	2011	2010
	$	$	$	$
Revenue	15,972	7,418	55,705	22,388
Royalty	(723)	(310)	(2,514)	(825)
Production costs	(5,233)	(2,948)	(21,093)	(12,617)
Depreciation	(1,004)	(815)	(2,983)	(2,586)
Gross profit	9,012	3,345	29,115	6,360
Administrative expenses	(1,418)	(982)	(3,677)	(2,807)
Share-based payment expense	-	(354)	(1,101)	(354)
Foreign exchange gain	143	132	303	359
Impairment	(3,884)	-	(3,884)	-
Other income/(expense)	(2)	(884)	-	(1,064)
Results from operating activities	3,851	1,257	20,756	2,494
Net finance income/(expense)	28	(19)	(162)	3
Profit before income tax	3,879	1,238	20,594	2,497
Income tax expense	(2,510)	(1,040)	(8,464)	(1,042)
Profit for the year	1,369	198	12,130	1,455
Other comprehensive (loss)/income
Revaluation of investments to fair value	-	(45)	-	(45)
Foreign currency translation differences for
foreign operations	(812)	(1,145)	265	(1,404)
Other comprehensive (loss)/income for the
period, net of income tax	(812)	(1,190)	265	(1,449)
Total comprehensive income for the period	557	(992)	12,395	6
Earnings per share (cents)
Basic	0.27	0.04	2.42	0.29
Diluted	0.25	0.04	2.38	0.29

Adjusted earnings per share (cents)1
Basic	1.02	0.04	3.14	0.22
Diluted	0.94	0.04	3.08	0.22

(i)
Adjusted earnings per share (“EPS”)is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  The adjusted EPS calculation for 2011 excludes the impairment and the foreign exchange profit, both of which are included in the calculation of EPS under IFRS.

Consolidated Statement of Cash Flows (In thousands of Canadian dollars)
	For the 12 months ended Dec 31
	2011	2010
	$	$
Cash flows from operating activities
Profit for the year	12,130	1,455
Adjustments for:
Tax paid	(8,005)	(1)
Adj. to reconcile net cash from operations	16,648	4,210
Changes in non-cash working capital	(3,183)	950
Net interest paid	(162)	(3)
Cash flows provided from operations	17,428	6,611

Cash flows from investing activities
Property, plant and equipment additions	(8,528)	(7,304)
Proceeds on sale of investment	-	51
Net cash used in investing activities	(8,528)	(7,253)

Cash flows from financing activities
Bank overdraft increase/(decrease)	(317)	159
Proceeds from the issue of share capital	38	-
Net cash from (used in) financing activities	(279)	159

Net increase/(decrease) in cash and cash equivalents	8,621	(483)
Cash and cash equivalents at beginning of the year	1,145	1,622
Effect of exchange rate fluctuations on cash held	(80)	6
Cash and cash equivalents at year end	9,686	1,145

Consolidated Statements of Financial Position
(In thousands of Canadian dollars)	As at	Dec 31,	Dec 31,
		2011	2010
		$	$
Total non-current assets		34,248	31,983
Inventories		4,482	2,624
Prepayments		334	93
Trade and other receivables		3,652	2,314
Cash and cash equivalents		9,686	1,145
Total assets		52,402	38,159
Total non-current liabilities		7,822	7,050
Trade and other payables		3,841	3,882
Income tax liabilities		295	-
Bank overdraft		430	747
Total liabilities		12,388	11,679
Total equity		40,014	26,480
Total equity and liabilities		52,402	38,159